Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021 AND 2020

(unaudited)

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 2

SSR Mining Inc.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of United States dollars)

(unaudited)

		September 30,	December 31,
	Note	2021	2020
Current assets
Cash and cash equivalents		$862,786	$860,637
Marketable securities		18,783	26,748
Trade and other receivables		95,325	83,491
Inventories	4	409,281	437,379
Prepaids and other current assets		18,445	16,267
Assets held for sale	5	83,914	—
		1,488,534	1,424,522
Non-current assets
Mineral properties, plant and equipment	6	3,399,969	3,565,905
Inventories - non-current	4	197,843	134,612
Restricted cash		35,295	35,288
Investments in joint ventures		5,334	7,782
Goodwill		49,786	49,786
Deferred income tax assets		2,250	4,612
Other		14,631	22,479
Total assets		$5,193,642	$5,244,986

Current liabilities
Accounts payable and accrued liabilities		$156,883	$175,984
Debt	7	71,770	71,025
Reclamation and closure cost provision		4,240	1,924
		232,893	248,933
Non-current liabilities
Debt	7	271,354	319,645
Lease liabilities		116,867	117,029
Reclamation and closure cost provision		124,689	117,650
Deferred income tax liabilities		547,774	483,449
Other		5,624	18,377
Total liabilities		1,299,201	1,305,083

Shareholders' equity
Common shares	10(a)	3,106,671	3,220,795
Other reserves	10(b), 10(c)	42,585	40,570
Equity component of convertible notes		106,425	106,425
Retained earnings		170,950	58,487
Total equity attributable to equity holders of SSR Mining		3,426,631	3,426,277
Non-controlling interest		467,810	513,626
Total equity		3,894,441	3,939,903
Total liabilities and equity		$5,193,642	$5,244,986

The accompanying notes are an integral part of the condensed consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on November 3, 2021.

"Kay Priestly"	"Rodney P. Antal"
Kay Priestly, Director	Rodney P. Antal, Director

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 3

SSR Mining Inc.

Condensed Consolidated Interim Statements of Income

(expressed in thousands of United States dollars, except for per share amounts)

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Revenue	8	$322,846	$225,412	$1,066,280	$482,360
Cost of sales
Production costs		(141,453)	(110,846)	(457,810)	(249,071)
Depletion and depreciation		(59,090)	(31,340)	(183,492)	(71,103)
		(200,543)	(142,186)	(641,302)	(320,174)
Income from mine operations		122,303	83,226	424,978	162,186
General and administrative expense		(11,666)	(5,879)	(33,298)	(15,556)
Share-based compensation (expense) recovery	10(b)	(1,377)	3,779	(1,915)	(2,020)
Exploration, evaluation and reclamation expense		(9,619)	(6,087)	(27,975)	(16,054)
Care and maintenance expense	12	—	(6,640)	—	(27,697)
Transaction and integration expense		(674)	(15,674)	(6,060)	(18,479)
Impairment loss on non-current assets	6	—	—	(22,338)	—
Operating income		98,967	52,725	333,392	82,380
Interest and other finance income		1,739	2,574	2,704	5,909
Interest expense and other finance costs		(8,522)	(7,200)	(25,306)	(19,210)
Other (expense) income		(3,193)	2,753	(4,617)	2,342
Foreign exchange loss		(1,874)	(1,660)	(3,268)	(803)
Income before income taxes		87,117	49,192	302,905	70,618
Income tax expense		(24,663)	(24,079)	(129,085)	(27,805)
Net income		$62,454	$25,113	$173,820	$42,813
Attributable to:
Equity holders of SSR Mining		$57,176	$26,754	$164,170	$44,454
Non-controlling interest		5,278	(1,641)	9,650	(1,641)
		$62,454	$25,113	$173,820	$42,813
Net income per share attributable to equity holders of SSR Mining
Basic	9	$0.27	$0.19	$0.76	$0.35
Diluted	9	$0.26	$0.19	$0.74	$0.34

The accompanying notes are an integral part of the condensed consolidated interim financial statements

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 4

SSR Mining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income

(expressed in thousands of United States dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net income	$62,454	$25,113	$173,820	$42,813
Other comprehensive income
Items that will not be reclassified to net income:
(Loss) gain on marketable securities at FVTOCI, net of tax recovery (expense) of $780, ($678), $1,202 and ($1,569)	(5,000)	4,398	(6,746)	10,358
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivatives, net of tax (expense) recovery of ($48), ($262), ($1,351) and $1,303	249	(454)	4,935	(8,224)
Realized (gain) loss on derivatives reclassified to net income, net of tax expense (recovery) of $258, ($306), $653 and ($924)	(914)	1,162	(2,182)	3,301
Total other comprehensive (loss) income	(5,665)	5,106	(3,993)	5,435
Total comprehensive income	$56,789	$30,219	$169,827	$48,248
Attributable to:
Equity holders of SSR Mining	$51,511	$31,860	$160,177	$49,889
Non-controlling interest	5,278	(1,641)	9,650	(1,641)
Total comprehensive income	$56,789	$30,219	$169,827	$48,248

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 5

SSR Mining Inc.

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of United States dollars)

(unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Cash flows from operating activities
Net income for the period		$62,454	$25,113	$173,820	$42,813
Adjustments for:
Depletion and depreciation		59,314	31,586	184,146	71,687
Interest and other finance income		(1,739)	(2,574)	(2,704)	(5,909)
Interest expense		7,871	7,060	23,605	18,212
Impairment loss on non-current assets	6	—	—	22,338	—
Income tax expense		24,663	24,079	129,085	27,805
Non-cash foreign exchange gain		(3,220)	(97)	(81)	(1,006)
Other	14	9,506	(1,061)	8,575	9,146
Net change in operating assets and liabilities	14	37,801	(22,312)	(6,774)	4,046
Cash generated from operating activities before taxes		196,650	61,794	532,010	166,794
Income taxes paid		(8,776)	(17,695)	(50,314)	(35,562)
Cash generated by operating activities		187,874	44,099	481,696	131,232
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(58,694)	(27,873)	(175,500)	(108,965)
Purchases of marketable securities		(8,013)	—	(8,013)	(29,550)
Net proceeds from sales of marketable securities		—	1,176	4,592	97,073
Interest received		1,232	504	2,346	3,248
Cash and cash equivalents acquired in Alacer acquisition		—	270,445	—	270,445
Other		(361)	854	1,840	2,638
Cash (used in) generated by investing activities		(65,836)	245,106	(174,735)	234,889
Cash flows from financing activities
Repayment of debt, principal	7	(17,500)	(17,500)	(52,500)	(17,500)
Interest paid		(4,452)	(2,751)	(11,110)	(8,539)
Redemption of convertible notes	7	—	—	—	(114,994)
Lease payments		(4,418)	(1,108)	(9,891)	(1,703)
Repurchase of common shares	10(a)	(77,819)	—	(148,074)	—
Proceeds from exercise of stock options		3,876	2,173	7,476	4,361
Dividends paid to equity holders of SSR Mining	11	(10,718)	—	(32,684)	—
Dividends paid to non-controlling interest		(17,380)	—	(55,466)	—
Other		(346)	2,109	(1,462)	2,109
Cash used in financing activities		(128,757)	(17,077)	(303,711)	(136,266)
Effect of foreign exchange rate changes on cash and cash equivalents		(854)	(273)	(1,101)	69
(Decrease) increase in cash and cash equivalents		(7,573)	271,855	2,149	229,924
Cash and cash equivalents, beginning of period		870,359	461,716	860,637	503,647
Cash and cash equivalents, end of period		$862,786	$733,571	$862,786	$733,571

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 6

SSR Mining Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(expressed in thousands of United States dollars)

(unaudited)

		Common shares
	Note	Number of shares (000's)	Amount	Other reserves	Equity component of convertible notes	Retained earnings (deficit)	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
Balance, January 1, 2020		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954
Acquisition of Alacer		95,700	2,127,284	15,419	—	—	2,142,703	473,592	2,616,295
Exercise of stock options and settlement of RSUs		581	6,387	(1,913)	—	—	4,474	—	4,474
Equity-settled share-based compensation	10(b)	—	—	1,623	—	—	1,623	—	1,623
Issued on redemption of convertible debt		—	6	—	—	—	6	—	6
Other		(2)	(40)	1,046	—	(1,075)	(69)	—	(69)
Total comprehensive income for the period
Net income		—	—	—	—	44,454	44,454	(1,641)	42,813
Other comprehensive income		—	—	5,435	—	—	5,435	—	5,435
		—	—	5,435	—	44,454	49,889	(1,641)	48,248
Balance, September 30, 2020		219,363	$3,217,403	$41,372	$106,425	$(32,620)	$3,332,580	$471,951	$3,804,531

Balance, January 1, 2021		219,607	$3,220,795	$40,570	$106,425	$58,487	$3,426,277	$513,626	$3,939,903
Repurchase of common shares	10(a)	(8,801)	(129,051)	—	—	(19,023)	(148,074)	—	(148,074)
Exercise of stock options		752	10,395	(2,919)	—	—	7,476	—	7,476
Settlement of RSUs and PSUs		249	4,532	(4,115)	—	—	417	—	417
Transfer of equity-settled RSUs	10(c)	—	—	8,802	—	—	8,802	—	8,802
Equity-settled share-based compensation	10(b)	—	—	4,240	—	—	4,240	—	4,240
Dividends paid to equity holders of SSR Mining	11	—	—	—	—	(32,684)	(32,684)	—	(32,684)
Dividends paid to non-controlling interest		—	—	—	—	—	—	(55,466)	(55,466)
Total comprehensive income for the period
Net income		—	—	—	—	164,170	164,170	9,650	173,820
Other comprehensive loss		—	—	(3,993)	—	—	(3,993)	—	(3,993)
		—	—	(3,993)	—	164,170	160,177	9,650	169,827
Balance, September 30, 2021		211,807	$3,106,671	$42,585	$106,425	$170,950	$3,426,631	$467,810	$3,894,441

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

1.	NATURE OF OPERATIONS

SSR Mining Inc. (the "Company" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada. The Company's common shares are listed on the Toronto Stock Exchange (TSX) in Canada and the Nasdaq Global Select Market (NASDAQ) in the United States under the symbol "SSRM" and the Australian Securities Exchange (ASX) in Australia under the symbol "SSR".

The Company and its subsidiaries (collectively, the "Group") are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in Turkey and the Americas. The Company has four producing mines in Turkey, the United States, Canada, and Argentina. SSR Mining Inc. is the ultimate parent of the Group.

The Company's focus is on safe, profitable gold and silver production from its Çöpler Gold Mine ("Çöpler") in Erzincan, Turkey, Marigold Mine ("Marigold") in Nevada, USA, Seabee Gold Operation ("Seabee") in Saskatchewan, Canada and Puna Operations ("Puna") in Jujuy, Argentina, and to advance, as market and project conditions permit, its principal development projects toward commercial production.

On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer Gold Corp. ("Alacer"). The transaction was accounted for as a business combination pursuant to IFRS 3, Business Combinations with SSR Mining identified as the acquiror. Based upon the September 15, 2020 closing share price of the Company's common shares, the total consideration for the acquisition was $2.2 billion. In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired, including an 80% interest in Çöpler, and liabilities assumed, based upon their estimated fair values as at the date of acquisition. The results of operations of Alacer are included in these condensed consolidated interim financial statements from September 16, 2020.

Significant Developments During the Three and Nine Months Ended September 30, 2021

COVID-19 response and impact on operations

During the nine months ended September 30, 2021, the COVID-19 pandemic continued to impact global economic and financial markets, disrupting global supply chains and workforce participation. Many industries and businesses, including SSR Mining, continue to be impacted by the COVID-19 pandemic and face operating challenges associated with the regulations and guidelines resulting from efforts to contain COVID-19.

The Company continues to restrict all non-essential travel and manage the contacts of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with most employees working remotely.

The Company's mine sites remain operational with carefully managed COVID-19 based restrictions designed to protect communities and employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 8

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020. Except as described in notes 2(b) and 2(c), the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020.

These statements were authorized for issue by the Board of Directors on November 3, 2021.

(b)	Interest rate benchmark reform - phase 2 amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates. The Phase 2 Amendments provide a practical expedient requiring the effective interest rate be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy.

The Company has the following financial instruments indexed to the London Interbank Offered Rate ("LIBOR") that have not yet transitioned to alternative benchmark rates as at September 30, 2021:

Financial instrument	Carrying amount
Term Loan	$157,500
Interest rate swap contracts	343
Amended Credit Facility	—

On March 5, 2021, the Financial Conduct Authority, the regulatory supervisor of the LIBOR's administrator, announced that panel bank submissions for the 1-week and 2-month USD LIBOR settings will cease immediately after December 31, 2021, and immediately after June 30, 2023, in the case of the remaining USD LIBOR settings, after which representative LIBOR rates will no longer be available.

The Company maintains a Term Loan which bears interest at the three-month USD LIBOR plus a fixed interest rate margin ranging from 3.5% to 3.7% depending on the tranche and which is expected to be fully repaid in December 2023. The Company is currently working with the syndicate of lenders to assess the potential alternatives to the use of LIBOR.

The Company also maintains LIBOR interest rate swap contracts with underlying notional amounts of approximately 32% of the outstanding Term Loan balance as at September 30, 2021 with maturities through December 22, 2021. Considering the maturity dates of the contracts and the expected timing of changes to alternative benchmark rates, the Company does not expect its outstanding interest rate swap contracts to transition to an alternative benchmark rate.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 9

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Interest rate benchmark reform - phase 2 amendments (continued)

The Company further maintains a $200 million senior secured revolving credit facility (the "Amended Credit Facility") with a $100 million accordion feature, for which amounts borrowed incur variable interest at LIBOR plus an applicable margin ranging from 2% to 3% based on the Company's net leverage ratio (note 7). The Amended Credit Facility matures on June 8, 2025. The Amended Credit Facility contains fallback language that replaces the applicable current benchmark rate with an alternative benchmark rate based on either the Secured Overnight Financing Rate ("SOFR") or another alternative benchmark rate when the current benchmark rate ceases to exist.

(c)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as assets held for sale when it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) is classified as held for sale when the following criteria are met: (i) the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal group; (ii) the appropriate level of management is committed to a plan to sell the asset (or disposal group); (iii) an active program to locate a buyer and complete the plan has been initiated; (iv) the asset (or disposal group) is actively marketed for sale at a price that is reasonable in relation to its current fair value; (v) the sale is expected to complete within one year from the date of classification, except under certain events and circumstances; and (vi) actions required to complete the plan to sell the asset (or disposal group) indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Non-current assets (or disposal groups) shall cease to be classified as held for sale when the above criteria are no longer met.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of a non-current asset (or disposal group) classified as held for sale to fair value less costs to sell in profit or loss during the period of the write-down. The Company recognizes a gain for any subsequent increase in fair value less costs to sell of a non-current asset (or disposal group) to the extent of previously recognized impairment losses on the non-current asset (or disposal group). A non-current asset is not depleted or depreciated while it is classified as held for sale, or as part of a disposal group classified as held for sale.

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY

In preparing its consolidated financial statements, the Company makes judgments in applying its accounting policies. In addition, the preparation of consolidated financial statements in conformity with IFRS requires the use of estimates that may affect the amounts reported and disclosed in the consolidated financial statements and related notes in future periods. These estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Except as described in note 6 in relation to the Royalty Portfolio, the significant judgments applied and areas of estimation uncertainty in the preparation of these unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 are consistent with those applied and disclosed in note 3 to the Company's audited consolidated financial statements for the year ended December 31, 2020.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 10

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

4.	INVENTORIES

	September 30, 2021	December 31, 2020
Stockpiled ore (1)	$221,823	$157,141
Leach pad inventory	250,394	284,355
Work-in-process	6,031	4,368
Finished goods	40,813	38,661
Materials and supplies	88,063	87,466
Total inventories	$607,124	$571,991

Classified as:
Current	$409,281	$437,379
Non-current
Stockpiled ore - non-current	196,454	132,912
Materials and supplies - non-current	1,389	1,700
	197,843	134,612
	$607,124	$571,991
(1)	At September 30, 2021, stockpiled ore includes $15.3 million current and $196.5 million non-current stockpiled sulfide ore related to Çöpler (December 31, 2020 - $12.5 million current and $132.9 million non-current stockpiled sulfide ore related to Çöpler).

5.	ASSETS HELD FOR SALE

On July 29, 2021, the Company announced that it had entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments (the "Royalty Portfolio") to EMX Royalty Corp. ("EMX") for total consideration of $100 million, subject to certain adjustments (the "Transaction"). The Transaction closed on October 21, 2021 (note 15). Accordingly, the assets within the Royalty Portfolio were classified as held for sale as of July 29, 2021 and presented separately within current assets in the consolidated statement of financial position as at September 30, 2021. The Royalty Portfolio comprises 16 net smelter return and net profit interest royalties in Turkey and the Americas, previously included in mineral properties not yet subject to depletion; and deferred consideration, arising from previous sales of certain mineral properties, previously included in exploration and evaluation assets and other non-current assets in the consolidated statements of financial position.

At June 30, 2021, prior to the classification of the assets as held for sale, the Company recognized an impairment loss of $22.3 million ($18.2 million, net of tax) on the Royalty Portfolio based on the difference between the carrying amount of the assets within the Royalty Portfolio, prior to the impairment loss, and the estimated net transaction price of $85.1 million (note 6). The Company did not recognize any further impairment loss on the Royalty Portfolio during the three months ended September 30, 2021.

At September 30, 2021, the Royalty Portfolio classified as held for sale was measured at the carrying amounts of the following underlying assets:

September 30, 2021
Mineral properties not yet subject to depletion	$65,974
Exploration and evaluation assets	5,926
Other non-current assets	12,014
Assets held for sale	$83,914

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 11

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	September 30, 2021
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2021	$1,675,283	$43,007	$1,476,616	$225,528	$944,413	$4,364,847
Additions	14,697	91,649	74,498	5,210	2,366	188,420
Impairment loss (2)	—	—	—	(20,497)	(1,841)	(22,338)
Reclassification to assets held for sale (3)	—	—	—	(65,974)	(5,926)	(71,900)
Disposals/removal of fully depreciated assets	(10,221)	—	(549)	—	(372)	(11,142)
Change in reclamation and closure cost asset	—	—	5,856	—	737	6,593
Transfers	76,038	(85,550)	16,610	(67)	(7,031)	—
Balance, September 30, 2021	1,755,797	49,106	1,573,031	144,200	932,346	4,454,480

Accumulated depletion and depreciation
Balance, January 1, 2021	(432,027)	—	(366,915)	—	—	(798,942)
Depletion and depreciation	(87,786)	—	(176,128)	—	—	(263,914)
Disposals/removal of fully depreciated assets	8,345	—	—	—	—	8,345
Balance, September 30, 2021	(511,468)	—	(543,043)	—	—	(1,054,511)
Carrying amount at September 30, 2021	$1,244,329	$49,106	$1,029,988	$144,200	$932,346	$3,399,969

	December 31, 2020
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2020	$663,368	$28,208	$539,378	$80,296	$127,141	$1,438,391
Alacer acquisition	926,228	26,874	882,742	146,086	807,902	2,789,832
Additions	2,927	104,475	55,477	2,714	7,980	173,573
Disposals/removal of fully depreciated assets	(22,466)	(297)	(24,373)	—	—	(47,136)
Change in reclamation and closure cost asset	—	—	8,799	—	1,388	10,187
Transfers	105,226	(116,253)	14,593	(3,568)	2	—
Balance, December 31, 2020	1,675,283	43,007	1,476,616	225,528	944,413	4,364,847

Accumulated depletion and depreciation
Balance, January 1, 2020	(375,398)	—	(293,531)	—	—	(668,929)
Depletion and depreciation	(73,041)	—	(97,757)	—	—	(170,798)
Disposals/removal of fully depreciated assets	16,412	—	24,373	—	—	40,785
Balance, December 31, 2020	(432,027)	—	(366,915)	—	—	(798,942)
Carrying amount at December 31, 2020	$1,243,256	$43,007	$1,109,701	$225,528	$944,413	$3,565,905

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 12

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

(1)	At September 30, 2021, plant and equipment includes right-of-use assets with a total carrying amount of $128.9 million (December 31, 2020 - $121.6 million).

(2)	At June 30, 2021, the Company recognized an impairment loss of $22.3 million ($18.2 million, net of tax) as a result of the Transaction it entered into on July 29, 2021 (note 5). For the purposes of impairment assessment and measuring the impairment loss, all the assets within the Royalty Portfolio were grouped as one cash-generating unit. The impairment loss recognized was calculated based on the difference between the recoverable amount of the Royalty Portfolio, being its fair value less costs of disposal (“FVLCOD”) of $85.1 million, and the carrying amount of the Royalty Portfolio prior to the impairment.

The FVLCOD of the Royalty Portfolio was estimated based on the fair value of each of the components of the consideration included in the Transaction. The total estimated consideration was comprised of $33 million in cash and $33 million in EMX common shares, receivable by the Company on closing, and $34 million in deferred consideration related to project development milestones for one of the underlying projects, subject to certain adjustments. The fair value of the deferred consideration was estimated based on the present value of the projected future cash inflows using a discount rate of 12.5%. The projected future cash inflows are affected by assumptions related to the achievement of the development milestones.

Of the $22.3 million impairment loss recognized and included within the exploration, evaluation and development properties reportable segment, $20.5 million was allocated to mineral properties not yet subject to depletion, and the remaining $1.8 million was allocated to exploration and evaluation assets.

(3)	On July 29, 2021, the carrying amounts of the assets within the Royalty Portfolio were reclassified to assets held for sale pursuant to the Transaction that closed on October 21, 2021 (notes 5 and 15).

7.	DEBT

	September 30, 2021	December 31, 2020
2019 Notes	$183,854	$177,582
Term Loan	157,500	210,000
Other	1,770	3,088
Total carrying amount	$343,124	$390,670
SSR Mining Inc.	Interim Financial Statements Q3 2021 | 13

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

7.	DEBT (continued)

The following is a reconciliation of the changes in the Company's debt balance to cash flows arising from financing activities:

	September 30, 2021	December 31, 2020
Balance, beginning of year (1)	$392,412	$286,852
Financing cash flows:
Repayment of principal on Term Loan	(52,500)	(35,000)
Interest paid	(10,739)	(12,444)
Redemption of 2013 Notes	—	(114,994)
Proceeds from issuance of debt	—	3,088
Other	(1,318)	—
Other changes:
Interest expense	15,486	19,916
Redemption of 2013 Notes - converted to equity	—	(6)
Assumption of Term Loan	—	245,000
Balance, end of period (1)	343,341	392,412
Less: accrued interest	(217)	(1,742)
Carrying amount, end of period	$343,124	$390,670

Classified as:
Current	$71,770	$71,025
Non-current	271,354	319,645
	$343,124	$390,670

(1)	Includes accrued interest presented within accounts payable and accrued liabilities.

Amended Credit Facility

On June 7, 2021, the Company amended its previous revolving credit facility which expired on June 8, 2021, increasing the facility size from $75 million to $200 million and extending the maturity by four years to June 8, 2025. The Amended Credit Facility also includes an accordion feature that increased from $25 million to $100 million.

The Amended Credit Facility may be used by the Company for working capital, reclamation bonding and other general corporate purposes. Amounts drawn under the Amended Credit Facility are subject to variable interest rates at LIBOR plus an applicable margin ranging from 2% to 3%, based on the Company's net leverage ratio. The Amended Credit Facility contains fallback language that replaces the applicable current benchmark rate with an alternative benchmark rate based on either SOFR or another alternative benchmark rate when the current benchmark rate ceases to exist. Undrawn amounts are subject to a standby fee ranging from 0.4% to 0.6%, based on the Company's net leverage ratio.

All debts, liabilities and obligations under the Amended Credit Facility are guaranteed by the Company's North American subsidiaries and secured by certain of the Company's assets and material subsidiaries, excluding Alacer entities and the Puna operating entity, and pledges of material subsidiaries. Pursuant to the Amended Credit Facility, the Company must meet minimum tangible net worth, interest coverage and net leverage ratio requirements.

As at September 30, 2021, the Company was in compliance with all applicable covenants related to the Amended Credit Facility.

There were no amounts outstanding under the Amended Credit Facility as at September 30, 2021 or under the previous revolving credit facility as at December 31, 2020.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 14

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

8.	REVENUE
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Gold bullion and doré sales	$280,133	$190,303	$906,830	$406,867
Concentrate sales	43,929	33,552	156,836	78,834
Other (1)	(1,216)	1,557	2,614	(3,341)
	$322,846	$225,412	$1,066,280	$482,360
(1)	Other revenue includes changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices; and silver and copper by-product revenue arising from the production and sale of gold bullion and doré.

9.	INCOME PER SHARE

The calculations of basic and diluted income per share attributable to equity holders of SSR Mining for the three and nine months ended September 30, 2021 and 2020 are based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net income	$62,454	$25,113	$173,820	$42,813
Net (income) loss attributable to non-controlling interest	(5,278)	1,641	(9,650)	1,641
Net income attributable to equity holders of SSR Mining	57,176	26,754	164,170	44,454
Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	2,609	2,491	7,717	—
Net income used in the calculation of diluted net income per share	$59,785	$29,245	$171,887	$44,454

Weighted average number of common shares outstanding (000's)	213,426	137,961	217,392	128,190
Adjustments for dilutive instruments:
Stock options	92	931	184	843
Performance share units	—	164	—	164
Restricted share units	870	163	713	55
Convertible notes	12,445	12,445	12,445	—
Diluted weighted average number of shares outstanding (000's)	226,833	151,664	230,734	129,252

Net income per share attributable to equity holders of SSR Mining
Basic	$0.27	$0.19	$0.76	$0.35
Diluted	$0.26	$0.19	$0.74	$0.34

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 15

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

10.	SHARE CAPITAL AND SHARE-BASED COMPENSATION

(a)	Repurchase of common shares

On April 16, 2021, the Company received approval of its Normal Course Issuer Bid (the "NCIB") to purchase for cancellation up to 10,000,000 of its common shares through the facilities of the TSX, NASDAQ or other Canadian and United States marketplaces over a twelve-month period beginning April 21, 2021 and ending April 30, 2022. As at September 30, 2021, the Company has purchased a total of 8,800,700 of its outstanding common shares pursuant to the NCIB. All shares were canceled upon purchase.

During the three months ended September 30, 2021, the Company purchased 4,800,700 of its outstanding common shares pursuant to the NCIB at an average share price of $16.20 per share for total consideration of $77.8 million. The difference of $7.4 million between the total amount paid and the amount deducted from common shares of $70.4 million was recorded as a direct charge to retained earnings. The amount deducted from common shares was determined based on the average paid in capital per common share outstanding prior to the repurchase date.

During the nine months ended September 30, 2021, the Company purchased 8,800,700 of its outstanding common shares pursuant to the NCIB at an average share price of $16.82 per share for total consideration of $148.1 million. The difference of $19.0 million between the total amount paid and the amount deducted from common shares of $129.1 million was recorded as a direct charge to retained earnings. The amount deducted from common shares was determined based on the average paid in capital per common share outstanding prior to the repurchase date.

(b)	Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2021 and 2020 has been recognized in the consolidated interim financial statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Equity-settled
Production costs	$195	$248	$800	$372
Share-based compensation expense	1,389	1,171	3,366	3,505
Exploration, evaluation and reclamation expense	25	13	74	30
Transaction and integration expense	—	1,099	—	1,099
Cash-settled
Production costs	3	630	313	1,285
Share-based compensation expense (recovery)	(12)	(4,950)	(1,451)	(1,485)
Exploration, evaluation and reclamation expense	—	10	7	96
Transaction and integration expense	—	3,919	1,722	3,919
	$1,600	$2,140	$4,831	$8,821

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 16

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

10.	SHARE CAPITAL AND SHARE-BASED COMPENSATION (continued)

(c)	Reclassification of RSUs

Under the Company's share compensation plans, the Company has an option to settle vested Restricted Share Units ("RSUs") in either cash or common shares. On February 10, 2021, the Company's Board of Directors indicated its intention to settle all the RSUs issued under the Company's plans, when vested, in common shares of SSR Mining. Prior to this date, based on a past history of settling RSUs in cash, the Company had accounted for these awards as financial liabilities. To account for the reclassification of RSUs from cash-settled to equity-settled, the fair value of the outstanding RSUs, amounting to $8.8 million, was transferred from liabilities to the share-based compensation reserve within shareholders' equity on the date of reclassification. The Company recognized $2.4 million of deferred income tax expense in the consolidated interim statement of income in connection with the reclassification of the awards from cash-settled to equity-settled.

11.	DIVIDENDS

During the three and nine months ended September 30, 2021, the Company paid cash dividends of $0.05 and $0.15 per common share, respectively, to equity holders of SSR Mining for total dividends of $10.7 million and $32.7 million, respectively.

Subsequent to September 30, 2021, the Board of Directors declared a quarterly cash dividend of $0.05 per common share, payable on December 13, 2021 to holders of record at the close of business on November 15, 2021.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 17

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

12.	OPERATING SEGMENTS

Results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess performance. Each individual operating mine site is considered to be a reportable operating segment for financial reporting purposes.

In connection with the acquisition of Alacer on September 16, 2020, the Company added Çöpler as a new operating segment from the date of acquisition.

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2021	Çöpler	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties (2)	Other reconciling items (3)	Total
Revenue	$145,217	$95,607	$40,966	$41,056	$—	$—	$322,846
Production costs	(63,286)	(43,114)	(14,625)	(20,428)	—	—	(141,453)
Depletion and depreciation	(30,292)	(12,873)	(9,723)	(6,202)	—	—	(59,090)
Cost of sales	(93,578)	(55,987)	(24,348)	(26,630)	—	—	(200,543)
Income from mine operations	$51,639	$39,620	$16,618	$14,426	$—	$—	$122,303
Exploration, evaluation and reclamation expense	$(2,319)	$(218)	$(3,542)	$(36)	$(3,129)	$(375)	$(9,619)
Transaction and integration expense (4)	—	—	—	—	—	(674)	(674)
Operating income (loss)	48,439	39,402	13,084	14,177	(3,129)	(13,006)	98,967
Income (loss) before income taxes	50,163	37,585	13,259	12,516	(4,232)	(22,174)	87,117
As at September 30, 2021
Total assets	$2,265,167	$581,925	$471,464	$287,137	$1,017,722	$570,227	$5,193,642
Non-current assets	1,974,645	326,739	314,402	141,777	930,247	17,298	3,705,108
Total liabilities	(734,044)	(130,893)	(98,966)	(60,919)	(26,506)	(247,873)	(1,299,201)

Three months ended September 30, 2020	Çöpler (5)	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$53,566	$98,748	$38,035	$35,063	$—	$—	$225,412
Production costs	(40,670)	(46,387)	(10,677)	(13,112)	—	—	(110,846)
Depletion and depreciation	(8,895)	(10,737)	(7,167)	(4,541)	—	—	(31,340)
Cost of sales	(49,565)	(57,124)	(17,844)	(17,653)	—	—	(142,186)
Income from mine operations	$4,001	$41,624	$20,191	$17,410	$—	$—	$83,226
Exploration, evaluation and reclamation expense	$(953)	$(953)	$(1,108)	$(38)	$(2,783)	$(252)	$(6,087)
Care and maintenance expense (6)	—	—	(759)	(5,881)	—	—	(6,640)
Transaction and integration expense (4)	—	—	—	—	—	(15,674)	(15,674)
Operating income (loss)	3,041	40,774	18,328	11,514	(2,782)	(18,150)	52,725
Income (loss) before income taxes	1,548	40,709	18,145	4,087	(3,903)	(11,394)	49,192
As at September 30, 2020
Total assets	$2,555,708	$603,380	$439,957	$232,855	$859,810	$389,344	$5,081,054
Non-current assets	2,206,133	289,501	315,831	145,574	858,406	27,146	3,842,591
Total liabilities	(735,054)	(124,744)	(91,794)	(50,754)	(24,533)	(249,644)	(1,276,523)

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 18

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

12.	OPERATING SEGMENTS (continued)
Nine months ended September 30, 2021	Çöpler	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties (2)	Other reconciling items (3)	Total
Revenue	$437,393	$321,113	$153,800	$153,974	$—	$—	$1,066,280
Production costs	(198,669)	(142,629)	(46,617)	(69,895)	—	—	(457,810)
Depletion and depreciation	(90,962)	(40,564)	(32,110)	(19,856)	—	—	(183,492)
Cost of sales	(289,631)	(183,193)	(78,727)	(89,751)	—	—	(641,302)
Income from mine operations	$147,762	$137,920	$75,073	$64,223	$—	$—	$424,978
Exploration, evaluation and reclamation expense	$(8,507)	$(1,207)	$(9,744)	$(90)	$(7,648)	$(779)	$(27,975)
Transaction and integration expense (4)	—	—	—	—	—	(6,060)	(6,060)
Impairment loss on non-current assets (2)	—	—	—	—	(22,338)	—	(22,338)
Operating income (loss)	134,153	136,816	65,310	62,298	(29,986)	(35,199)	333,392
Income (loss) before income taxes	126,028	134,067	64,723	55,061	(31,317)	(45,657)	302,905

Nine months ended September 30, 2020	Çöpler (5)	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$53,566	$270,615	$82,732	$75,447	$—	$—	$482,360
Production costs	(40,670)	(134,181)	(25,725)	(48,495)	—	—	(249,071)
Depletion and depreciation	(8,895)	(32,092)	(17,085)	(13,031)	—	—	(71,103)
Cost of sales	(49,565)	(166,273)	(42,810)	(61,526)	—	—	(320,174)
Income from mine operations	$4,001	$104,342	$39,922	$13,921	$—	$—	$162,186
Exploration, evaluation and reclamation expense	$(953)	$(2,035)	$(4,020)	$(193)	$(8,303)	$(550)	$(16,054)
Care and maintenance expense (6)	—	—	(11,806)	(15,891)	—	—	(27,697)
Transaction and integration expense (4)	—	—	—	—	—	(18,479)	(18,479)
Operating income (loss)	3,041	101,948	23,984	(2,498)	(8,303)	(35,792)	82,380
Income (loss) before income taxes	1,548	100,794	25,037	(13,386)	(9,113)	(34,262)	70,618

(1)	Cost of sales at Puna includes a write-down of metal inventories to net realizable value of $nil for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $nil and $8.6 million, respectively).
(2)	Total assets for the exploration, evaluation and development segment as at September 30, 2021 includes the Royalty Portfolio classified as held for sale, comprising $71.9 million of mineral properties, plant and equipment and $12.0 million of deferred consideration (note 5). At June 30, 2021, the Company recognized an impairment loss of $22.3 million ($18.2 million, net of tax) on the Royalty Portfolio (note 6).
(3)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.
(4)	During the three and nine months ended September 30, 2021, the Company incurred $0.7 million and $6.1 million, respectively, relating to the acquisition and integration of Alacer (three and nine months ended September 30, 2020 - $15.7 million and $18.5 million, respectively).
(5)	The reported statements of income amounts reflect the results of Alacer from September 16, 2020, the date of acquisition.
(6)	On March 20, 2020 and March 25, 2020, due to the COVID-19 pandemic, the Company temporarily suspended operations at Puna and Seabee, respectively. While the operations were suspended, the Company continued to perform care and maintenance activities and incurred incremental costs as a result. These incremental costs do not relate to producing or selling metal concentrate or gold, and are therefore presented separately within operating income (loss).

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 19

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

13.	FAIR VALUE MEASUREMENTS

(a)	Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company's financial assets and liabilities that are measured and recognized in the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at September 30, 2021
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities	$22,982	$—	$—	$22,982
Trade receivables	—	42,903	—	42,903
Derivative assets	—	2,663	—	2,663
Other financial assets	—	—	10,082	10,082
Derivative liabilities	—	(343)	—	(343)
	$22,982	$45,223	$10,082	$78,287

	Fair value at December 31, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities	$26,748	$—	$—	$26,748
Trade receivables	—	38,456	—	38,456
Derivative assets	—	1,243	—	1,243
Other financial assets	—	—	9,748	9,748
Derivative liabilities	—	(3,881)	—	(3,881)
	$26,748	$35,818	$9,748	$72,314

(1)	At September 30, 2021, marketable securities include equity securities of publicly quoted companies, measured at fair value through other comprehensive income ("FVTOCI"), and publicly traded debt securities, measured at fair value through profit or loss ("FVTPL") (December 31, 2020 - equity securities of publicly quoted companies, measured at FVTOCI). Marketable securities are valued using a market approach based upon unadjusted quoted market prices. Debt securities with maturity dates that are more than twelve months after the reporting date are included in other non-current assets in the consolidated statement of financial position.
(2)	Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.
(3)	Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of their fair values are not based on observable market data. At September 30, 2021, $8.5 million of deferred consideration measured at FVTPL are included in the Royalty Portfolio disposal group classified as held for sale (note 5).

During the nine months ended September 30, 2021, no amounts were transferred between Levels.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 20

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

13.	FAIR VALUE MEASUREMENTS (continued)

(b)	Fair values of financial assets and liabilities not already measured at fair value

As at September 30, 2021, the fair values of the 2019 Notes and Term Loan as compared to the carrying amounts were as follows:

		September 30, 2021		December 31, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2019 Notes (1)	1	$183,854	$262,345	$177,582	$317,538
Term Loan	2	157,500	163,762	210,000	221,943
Total borrowings		$341,354	$426,107	$387,582	$539,481
(1)	The fair value disclosed for the Company's 2019 Notes is included in Level 1 as the basis of valuation uses an unadjusted quoted price in an active market. The carrying amount of the 2019 Notes represents the debt component of the convertible notes, while the fair value represents both the debt and equity components of the 2019 Notes.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Adjustments for other non-cash operating activities during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Share-based payments	$1,609	$(853)	$4,240	$1,623
Loss or write-down (gain) on disposition of mineral properties, plant and equipment	787	1,554	(696)	3,121
Loss (gain) on change in fair value of concentrate trade receivables	2,868	(1,850)	3,044	4,192
Other	4,242	88	1,987	210
	$9,506	$(1,061)	$8,575	$9,146

Net change in operating assets and liabilities during the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Trade and other receivables	$14,868	$(19,436)	$(23,049)	$12,331
Inventories	9,970	32,957	36,267	34,884
Other current assets	(783)	(3,372)	(3,645)	5,552
Accounts payable and accrued liabilities	13,700	(32,135)	(16,987)	(45,971)
Reclamation and closure cost provision - current	46	(326)	640	(2,750)
	$37,801	$(22,312)	$(6,774)	$4,046

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 21

SSR Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(unaudited)

15.	SUBSEQUENT EVENT

On October 21, 2021 (the "Closing Date"), the Company completed the sale of the Royalty Portfolio classified as held for sale as at September 30, 2021 to EMX (note 5). Pursuant to the terms of the Transaction, the Company received total consideration of $99.5 million. The total consideration is comprised of $33 million in cash, $32.5 million in EMX common shares and $34 million in deferred consideration related to project development milestones for one of the underlying projects. As a result of the Transaction, the Company owns an approximate 12% equity interest in EMX as of the Closing Date.

The Company will recognize the difference between the net disposal proceeds, representing the fair value of each of the components of the consideration less the selling costs, and carrying amounts of the assets within the Royalty Portfolio immediately prior to the sale as a gain or loss on disposition during the three months ending December 31, 2021. As the carrying amounts of the assets within the Royalty Portfolio as at September 30, 2021 were based on the estimated net transaction price as of that date, the gain or loss on disposition to be recognized during the three months ending December 31, 2021 is estimated to be insignificant, and will be based on additional selling costs, and adjustments to the total consideration pursuant to the terms of the Transaction.

In connection with the Transaction, the Company entered into a credit agreement for an unsecured loan to EMX on the Closing Date with a principal amount of $7.8 million and a maturity date of December 31, 2022 (the "VTB Note"). The VTB Note will be recognized as a financial asset on the Closing Date and subsequently measured at amortized cost.

SSR Mining Inc.	Interim Financial Statements Q3 2021 | 22